FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

3rd Quarter 2014 Sales Performance

Total net sales increased 10.9% in the quarter

50 stores opened in the period; 146 new stores in the last 12 months

São Paulo, Brazil, October 10, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the third quarter of 2014. All of the following comments refer to the figures for net sales.

	Net Sales
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Consolidated (1)	15,649	14,107	10.9%	45,860	40,928	12.1%
Food Businesses	8,253	7,774	6.2%	24,923	22,533	10.6%
Multivarejo (2)	6,156	6,176	-0.3%	19,048	18,197	4.7%
Assaí	2,097	1,598	31.2%	5,874	4,336	35.5%
Non-Food Businesses	7,413	6,335	17.0%	20,977	18,404	14.0%
Cnova (3)	2,116	1,075	96.9%	4,707	2,882	63.3%
Via Varejo (4)	5,297	5,260	0.7%	16,270	15,523	4.8%

Net 'Same-Store' Sales
	3Q14	9M14
Consolidated (1)	3.0%	6.5%
By category
Food(5)	2.3%	5.3%
Non-Food (6)	3.6%	7.5%
By business
Multivarejo + Assaí	0.6%	4.5%
Cnova (3)	22.8%	33.3%
Via Varejo (4)	0.2%	3.6%

(1) Excludes revenue from intercompany transactions; (2) Pão de Açúcar and Extra banners, including revenue from the leasing of commercial centers (3) Cnova: Cnova Brasil + Cdiscount Group. For Cdiscount, there was consolidation of sales in August and September only. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) Includes revenue from intercompany transactions; (5) Includes the food categories of Multivarejo and Assaí and excludes the non-food categories of Multivarejo; (6) Includes the non-food categories of Multivarejo, Cnova and Via Varejo.

Sales Performance – Consolidated

The multiformat structure, intra-group synergies and multi-channel initiatives have allowed the GPA to provide sales growth despite a more challenging scenario. In the Food segment, there was an increase of 6.2% and in the Non-Food which comprises Via Varejo and e-commerce there was a 17.0% growth.

Net sales amounted to R$15.7 billion, increasing 10.9%, driven by the 146 new stores opened in the last 12 months and the same-store sales growth of 3.0%. Excluding the effect of Cdiscount consolidation, for comparison purpose, total net sales would have grown by 5.7% in 3Q14. The quarter was impacted by the strong comparison base in 3Q13 which posted same store sales growth of 11.8% and by macroeconomic scenario, which mainly affected the performance of non-food categories.

The Company accelerated its organic growth in the quarter, mainly in the Assaí, Pão de Açúcar and convenience stores formats. In the quarter were inaugurated 50 new stores, bringing to 96 the total number of new stores opened in the year to date.

1

Performance by category:

✓ Food: same-store sales growth of 2.3%, positively impacted by meat, poutry and beverage categories.,The strong comparison base in the previous year of 9.5% impacted the quarter performance;

✓ Non-food: same-store sales increased 3.6%. The highlights were the smartphones and white line categories, which improved along the last months of the quarter.  The period was negatively affected by the anticipation of television sales in June due to World Cup. Additionally, it is important to highlight the strong comparison base of non-food category that posted 13.5% growth in the same quarter of the previous year.

Food Businesses (Multivarejo + Assaí)

✓ Net sales grew 6.2%, with 35 new stores opened in the period, of which 33 were convenience stores (33 Minimercado Extra and 2 Minuto Pão de Açúcar) and 2 were Assaí stores. On a same-store basis, sales growth was 0.6%, mainly impacted by durable goods sales at hypermarkets;

✓ At Multivarejo, the best-performing banners in the quarter were Pão de Açúcar and Minimercado Extra, continuing the trend observed in recent quarters. Private-label brands continued to register robust growth and maintained their contribution to sales at over 10%;

✓ Assaí maintained its trend of strong gross sales growth (31.2%), driven by solid same-store sales performance and the significant contribution from new store openings. Two new stores were opened in the quarter, one of which was in a new state, bringing the total number of stores in the banner to 80 and expanding the banner's footprint to 50% of the country's states. A total of 11 stores were opened in the last 12 months. Assaí plans to accelerate its pace of expansion over the coming quarters. The new store openings will be concentrated in the Northeast, a region that already has 13 stores (over 15% of total stores).

Via Varejo

✓ Net sales amounted to R$5.3 billion, increasing by 0.7% and by 0.2% on a same-store basis. Excluding the impact from the 32 stores closed in 2Q14 to comply with Brazil’s antitrust authority CADE, net sales growth on a total-store basis would be 2.3%;

✓ Sales were impacted by the negative performance in July due to the shorter business hours at stores during the World Cup and by the slowdown in consumption in the weeks following the event;

✓ Note that sales gradually recovered in August and especially in September, led by the smartphone and white line categories;

✓ A total of 15 new stores were opened in the quarter, of which 11 were under the Casas Bahia banner and 4 under the Ponto Frio banner. Twenty-nine new stores were opened in the year to date and 55 were opened in the last 12 months.

Cnova

As announced on July 24, the corporate reorganization required for the implementation of the e-commerce Business Combination (Cnova) was completed. Cnova is indirectly owned by CBD, Via Varejo and certain founding shareholders of Nova Pontocom, which hold participation of 53.5%.

The following comments and tables reflect the operation of Cnova in the third quarter of 2013 and 2014. It is important to mention that these figures differ from the table on page 1, which reflects the GPA vision: consolidation of Cdiscount into Cnova in August and September of 2014.

✓  The e-commerce segment, Cnova, is formed by the operations of Cnova Brasil and Cdiscount in France, including its specialized websites and international websites.

2

(1) GMV: Gross Merchandise Volume TTC (business volume, including direct sales, merchandise volume in the marketplace and other revenues, after returns, including taxes); (2) Proforma includes all the international websites of Cdiscount to reflect in advance the consolidation to be carried out in the fourth quarter of 2014; (3) Active customers at the end of September who made at least 1 purchase in the last 12 months; (4) Total orders placed by customers prior to cancelation due to fraud, payment incidents and cut-off; (5) Share of sales in the marketplace through the website www.cdiscount.com; (6) Share of sales in the marketplace through the website www.extra.com.br.

Contacts - Investor Relations

GPA Tel: +55 (11) 3886-0421 Fax: +55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: +55 (11) 4225-8668 Fax: + 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The information presented herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2014 was 6.75%.

About GPA:GPA is Brazil’s largest retailer, with a distribution network comprising more than 2.000 points of sale as well as electronic channels.Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília.With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings and the e-commerce segment, Cnova, which is formed by Cnova Brasil, Cdiscount in France and its international websites .

Disclaimer: Statements in this release related to the Group's business outlook and projections of operating and financial results, the growth potential of the Group and industry and macroeconomic estimates are merely forecasts and were based on the beliefs, intentions and expectations of Management with regard to the Group's future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and therefore are subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 10, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.